SEC MAIL PROCESSING SECTION RECEIVED MAR 2005 WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McGinn, Smith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Pine Street, 5th Floor
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Smith, President (518) 449-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street (Address) Syracuse, New York (City) (State) 13202 (Zip Code)

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RA 3/28

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGinn, Smith & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Sworn before me this 31st day of December 2004.

Notary Public

LOUISE M. SPARRE
NOTARY PUBLIC
MY COMMISSION EXPIRES
01SP6077359 EXP 7-8-2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGINN, SMITH & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

McGINN, SMITH & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying statements of financial condition of **McGINN, SMITH & CO., INC. (a New York corporation)** as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGinn, Smith & Co., Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 2, 2005

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash	$ 473,459	$ 1,046,578
Marketable Securities	1,119,368	612,636
Not Readily Marketable Investments, at Estimated Fair Market Value	121,001	140,819
Receivables – Clearing Agent and Other	709,096	259,811
Advances Due From Employees	240,037	188,812
Notes Receivable – Affiliates	570,038	597,265
Property, Equipment, and Software – Net	502,986	380,750
Prepaid Expenses and Deposits	55,285	62,850
TOTAL ASSETS	$ 3,791,270	$ 3,289,521

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
LIABILITIES		
Note Payable	$ 82,225	$ 82,225
Accounts Payable and Accrued Expenses	136,019	64,636
Incentive Savings Plan Liability	21,678	24,735
Commissions Payable to Brokers	394,029	339,311
Dividends Payable	46,367	46,024
Payable to Affiliate	113,000	-
Income Taxes Payable		
Current	41,000	249,100
Deferred	345,600	99,800
TOTAL LIABILITIES	1,179,918	905,831
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred Stock – 1987 Series - $100 Par Value – 30,000 Shares Authorized, 28,415 Shares Issued, 25,982 and 26,298 Shares Outstanding in 2004 and 2003, Respectively	2,841,500	2,841,500
Preferred Stock – 1992 Series - $100 Par Value – 7,500 Shares Authorized and Issued, No Shares Outstanding	750,000	750,000
Common Stock - $.01 Par Value – 2,000,000 Shares Authorized – 1,000,000 Shares Issued and Outstanding	10,000	10,000
Additional Paid in Capital	1,183	1,183
Retained Earnings (Deficit)	1,969	(257,293)
	3,604,652	3,345,390
Less: Preferred Stock in Treasury – At Cost:		
1987 Series – 2,433 and 2,117 Shares at December 31, 2004 and 2003, Respectively	243,300	211,700
1992 Series – 7,500 Shares	750,000	750,000
TOTAL STOCKHOLDERS' EQUITY	2,611,352	2,383,690
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,791,270	$ 3,289,521

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Commissions	$ 4,077,371	$ 6,066,063
Investment Banking	2,785,486	1,945,535
Advisory Fees	259,385	221,516
Interest and Dividends	182,786	186,979
Gain on Marketable Securities – Net	518,100	186,632
TOTAL REVENUES	7,823,128	8,606,725
EXPENSES		
Employee Compensation and Benefits	4,140,469	5,069,129
Commissions and Floor Brokerage	1,086,430	713,455
Communications	363,656	449,261
Interest	15,264	31,182
Fees and Permits	69,432	51,407
Other Operating Expenses	1,402,731	1,923,861
TOTAL EXPENSES	7,077,982	8,238,295
INCOME BEFORE TAXES	745,146	368,430
PROVISION FOR INCOME TAXES	300,473	177,100
NET INCOME	$ 444,673	$ 191,330

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Capital Stock					Treasury Stock		
	1987 Series Preferred	1992 Series Preferred	Common	Additional Paid-In Capital	Retained Earnings (Deficit)	1987 Series Preferred	1992 Series Preferred	Total Stockholders' Equity
BALANCE – JANUARY 1, 2003	$ 2,381,100	$ 750,000	$ 10,000	$ 1,183	$(258,768)	$(25,600)	$(750,000)	$ 2,107,915
Dividends	-	-	-	-	(189,855)	-	-	(189,855)
(Purchase) Sale of Preferred Stock – Net	460,400	-	-	-	-	(186,100)	-	274,300
Net Income	-	-	-	-	191,330	-	-	191,330
BALANCE – DECEMBER 31, 2003	2,841,500	750,000	10,000	1,183	(257,293)	(211,700)	(750,000)	2,383,690
Dividends	-	-	-	-	(185,411)	-	-	(185,411)
Purchase of Preferred Stock – Net	-	-	-	-	-	(31,600)	-	(31,600)
Net Income	-	-	-	-	444,673	-	-	444,673
BALANCE – DECEMBER 31, 2004	$ 2,841,500	$ 750,000	$ 10,000	$ 1,183	$ 1,969	$(243,300)	$(750,000)	$ 2,611,352

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities:		
Net Income	$ 444,673	$ 191,330
Adjustments to Reconcile Net Income to Net Cash Provided (Used in) by Operating Activities:		
Depreciation and Amortization	106,723	88,352
Deferred Income Taxes	245,800	(106,400)
Changes in Operating Assets and Liabilities:		
Marketable Securities	(506,732)	(235,821)
Not Readily Marketable Investments	19,818	-
Receivables – Clearing Agent and Other	(449,285)	192,375
Prepaid Expenses and Deposits	7,565	77,172
Accounts Payable and Accrued Expenses	71,383	(17,087)
Incentive Savings Plan Liability	(3,057)	(27,694)
Commissions Payable to Brokers	54,718	208,966
Income Taxes Payable – Current	(208,100)	240,000
Total Adjustments	(661,167)	419,863
Net Cash Provided by (Used in) Operating Activities	$(216,494)	$ 611,193

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Investing Activities:		
Purchases of Property, Equipment, and Software	$(228,959)	$(62,147)
Loans Received From (Made to) Affiliates	27,227	190,025
Repayment From (Advance to) Employees	(51,225)	51,210
Repayment To (Advance from) Loans Made to Affiliates	113,000	(40,000)
Cash Provided by (Used in) Investing Activities	(139,957)	139,088
Cash Flows From Financing Activities:		
Note Payable (Repayments) Advances	-	5,379
Dividends Paid	(185,068)	(195,822)
Purchase of 1987 Series Preferred Treasury Stock	(31,600)	(186,100)
Sale of 1987 Series Preferred Stock	-	460,400
Net Cash Provided by (Used in) Financing Activities	(216,668)	83,857
Net Increase (Decrease) in Cash and Cash Equivalents	(573,119)	834,138
Cash – Beginning of Year	1,046,578	212,440
Cash – End of Year	$ 473,459	$ 1,046,578
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest	$ 15,264	$ 31,182
Corporate Income Taxes	272,820	43,500

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – McGinn, Smith & Co., Inc. (Company), a corporation organized in the state of New York during September 1980, is engaged in the securities and investment brokerage business in Albany and New York City, New York. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." The Company maintains its records for income tax reporting purposes on the cash basis. Transactions in securities are recorded on a trade date basis for financial statements and tax purposes. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Bear Stearns Securities Corp. (Bear) and Penson Financial Services, Inc. (Penson) on a fully disclosed basis. The Company's agreement with Bear and Penson provides that as clearing broker, Bear and Penson will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Bear and Penson. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities and Not Readily Marketable Investments – Marketable securities are valued at fair market value. Not readily marketable investments are valued at estimated fair value as determined by the Company's management. The resulting difference between cost and market is included in income as an unrealized investment gain or loss. At December 31, 2004 and 2003 the market value of marketable securities exceeded cost by $774,115 and $332,113, respectively. The Company's gain (loss) on marketable securities is comprised of both realized and unrealized gains and losses.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Doubtful Accounts – The Company establishes allowances for doubtful accounts based on managements' review of detailed accounts, advances, and notes receivable records. Adjustments to the allowances are charged to operations in the year such adjustments are determined. At December 31, 2004 and 2003, no allowances were deemed necessary by management.

Property, Equipment, and Software – Purchases of Property, Equipment, and Software are recorded at cost. Depreciation and amortization is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation and amortization expense totaled $106,723 and $88,352 for the years ended December 31, 2004 and 2003, respectively.

Property, Equipment, and Software are comprised of the following at December 31:

	2004	2003
Leasehold Improvements	$ 52,065	$ 10,459
Equipment	682,628	512,858
Software	300,000	300,000
	1,034,693	823,317
Less: Accumulated Depreciation	531,707	442,567
	$ 502,986	$ 380,750

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences caused by filing tax returns on the cash basis. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications – Certain 2003 items have been reclassified to conform to the 2004 method of presentation.

NOTE 2 – NOT READILY MARKETABLE INVESTMENTS

The Company owned limited partnership interests, common stock, and other investments for which a ready market did not exist during the years ended December 31, 2004 and 2003. These investments, which were valued at their estimated fair value, which is determined by the Company's management, or by available market information, are as follows as of December 31:

	2004	2003
Common Stock		
Health Enterprises Management, Inc.	$ 2,500	$ 2,500
ASI Communications, Inc.	50,000	50,000
Nasdaq Stock Market, Inc.	3,300	3,300
	55,800	55,800
Other Investments		
J.V. Associates PIK Junior Subordinated Debenture	40,201	40,201
Seton Hall Associates – Mortgage Notes	25,000	44,818
	65,201	85,019
TOTAL	$ 121,001	$ 140,819

NOTE 3 – AFFILIATE RECEIVABLES AND PAYABLES

The Company has notes receivable from an affiliate, M & S Partners, which bear interest at 6%, and totaled $570,038 and $597,265 at December 31, 2004 and 2003, respectively.

At December 31, 2004, the Company had a $113,000 payable to an affiliate, which was repaid during January, 2005.

NOTE 4 – NOTE PAYABLE

The Company has a $82,225 note payable to an individual, which requires monthly payments of $1,985 through August 2006, including interest at 7%. The Company is currently involved in a lawsuit filed by the note holder and has offsetting claims against the note holder. Accordingly, no payments were made during 2004.

NOTE 5 – INCOME TAXES

The Company's provisions (benefit) for income taxes is comprised of the following for the years ended December 31:

	2004	2003
Current	$ 54,673	$ 283,500
Deferred	245,800	(106,400)
	$ 300,473	$ 177,100

At December 31, 2004 and 2003, deferred tax liabilities recognized for taxable temporary differences totaled $555,700 and $274,000, respectively. Deferred tax assets recognized for deductible temporary differences totaled $210,100 and $174,200, respectively. The Company does not have any deferred tax valuation allowances.

The actual tax expense for 2004 and 2003 differs from the "expected tax expense (computed by applying the federal statutory tax rate of thirty-four percent to income before taxes) as a result of the net effect of federal surtax exemptions, tax-exempt income, non-deductible items, and the impact of state income taxes.

NOTE 6 – INCENTIVE SAVINGS PLAN

The Company maintains a 401(k) plan for the benefit of substantially all of its full time employees who are at least twenty-one years of age and have had at least one year of service. The plan is based on a voluntary salary reduction by employees with the Company matching up to sixty percent of each participant's plan contributions, up to a maximum of five percent of allowable compensation, not to exceed $3,500 per employee per year. The Company can also make discretionary contributions to the plan. Plan expense for the years ended December 31, 2004 and 2003 was $21,678 and $24,735, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has a lease for its Albany location, (formerly with a related party), which expires in July 2013, for the use of office space with additional charges for common area maintenance. The Company's minimum annual lease obligation is approximately $90,000 and increases to approximately $103,000 per year in 2007. Additional rent is provided for certain cost escalations.

The Company has a lease for its New York City location which expires in November 2009. The Company's minimum annual lease obligation is approximately $268,000, and increases to approximately $290,000 per year in 2006. At December 31, 2004, the Company had an outstanding letter of credit for $88,602 with its New York City landlord, in lieu of a security deposit for the same amount.

The Company has a lease for its Clifton Park location which requires monthly payments of $4,716 through June 2009.

Rent expense was $433,444 and $329,316 for the years ended December 31, 2004 and 2003, respectively.

The Company is a Trustee of numerous contract certificate trusts, whose assets aggregate approximately $5,800,000 at December 31, 2004.

During 2004, the NASD conducted a review of the Company's operations. The Company has responded to various issues contained in their report.

The Company is currently a party to an arbitration proceeding and a lawsuit, arising in the normal course of business, whereby damages are being sought by said claimants. The Company believes it has meritorious defense to these claims and intends to vigorously defend its position. Accordingly, no provisions are included in the financial statements. However, no assurances can be given as to the outcome of these proceedings.

NOTE 8 – PREFERRED STOCK

1987 Series

Dividends on 1987 Series Preferred Stock are cumulative and are determined by applying the applicable rate to the par value of outstanding shares times the number of days the shares are outstanding divided by 365 days. The rate is determined by the Company's Board of Directors on or about April 1 of each year to cover the period from April 1 through the following March 31. The rate is determined by adding three and one-half percentage points to the yield of seven year United States Treasury obligations in effect on March 15 of the applicable year. The rate used to calculate dividends on outstanding shares of Preferred Stock for the period April 1, 2003 through March 31, 2004, was 7.00%, and for the period April 1, 2004 through March 31, 2005, was 7.10%.

Preferred shares are redeemable in whole or in part at the election of the Board of Directors on thirty days written notice at a price equal to $100 per share plus accrued but unpaid dividends. If the Board of Directors elects to redeem less than one hundred percent of outstanding Preferred Stock, the redemption will be pro-rated among holders of the outstanding Preferred Stock. Preferred stockholders have the right to require the Company to repurchase shares on ninety days written notice to the Company at a price equal to the par value of those shares plus accrued but unpaid dividends. The Company's obligation to repurchase Preferred Stock is limited to twenty-five percent of the originally issued and outstanding preferred shares. The Company is prohibited from repurchasing shares of Preferred Stock and distributing dividends, and the Preferred stockholders are prohibited from demanding such payments, if such a withdrawal would cause the Company to violate its net capital requirements and its legal capital requirements.

The Company had purchases of treasury stock which totaled $31,600 and $186,100 in 2004 and 2003, respectively. Also, the Company issued $460,400 of additional shares during the year 2003.

NOTE 9 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $100,000 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $629,493 and $858,330 as of December 31, 2004 and 2003, respectively. The Company's net capital ratio was approximately 1.33 to 1 and .94 to 1 at December 31, 2004 and 2003, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company had several different types of transactions with related parties during the years ended December 31, 2004 and 2003. The Company rented office space from related parties during 2003; and provides investment banking and management services to affiliates. A summary of the related party transactions, by category, are as follows as of, and for the years ending December 31:

	2004	2003
Interest and Dividend Income	$ 31,773	$ 55,963
Advisory Fees, Commissions, and Other Income	1,453,880	927,598
Other Operating Expenses	-	(414,961)
Receivables – Other	132,960	43,000
Notes Receivable – Affiliates	570,038	597,265
Payable to Affiliate	(113,000)	-

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying financial statements of **McGINN, SMITH & CO., INC.** as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated February 2, 2005 Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the contents of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 2, 2005

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULES 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
AGGREGATE INDEBTEDNESS		
Note Payable	$ 82,225	$ 82,225
Accounts Payable and Accrued Expenses	136,019	64,636
Incentive Savings Plan Liability	21,678	24,735
Commissions Payable to Brokers	394,029	339,311
Dividends Payable	46,367	46,024
Payable to Affiliate	113,000	-
Income Taxes Payable – Current	41,000	249,100
TOTAL AGGREGATE INDEBTEDNESS	$ 834,318	$ 806,031
NET CAPITAL		
Total Stockholders' Equity	$ 2,611,352	$ 2,383,690
Deferred Income Taxes Payable	345,600	99,800
TOTAL CAPITAL	2,956,952	2,483,490
DEDUCTIONS		
Not Readily Marketable Investments	121,001	140,819
Receivables – Other Than Clearing Agent	525,595	77,168
Advances Due From Employees	240,037	188,812
Notes Receivable From Affiliates	570,038	597,265
Property, Equipment, and Software	502,986	380,750
Prepaid Expenses and Deposits	55,285	62,850
Haircut on Securities	312,517	177,496
TOTAL DEDUCTIONS	2,327,459	1,625,160
NET CAPITAL	629,493	858,330
REQUIRED NET CAPITAL	100,000	100,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 529,493	$ 758,330
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.33 to 1	.94 to 1

See Independent Auditors' Report on Supplemental Information

McGINN, SMITH & CO., INC.

RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 287,320	$ 1,115,561
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Adjustment of Accounts Payable and Accrued Expenses	(42,132)	-
Adjustment of Note Payable	-	(5,380)
Adjustment of Corporate Income Taxes Payable	332,510	(248,000)
Adjustment of Haircut Calculation	51,795	(3,851)
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	342,173	(257,231)
NET CAPITAL AS ADJUSTED	$ 629,493	$ 858,330

See Independent Auditors' Report on Supplemental Information